[Letterhead of Snow Becker Krauss P.C.]

April 13, 2007

Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re: Integrated Surgical Systems, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 Filed October 11, 2006 File No. 1-12471

Dear Ms. Crane:

     We have reviewed your comment letter dated June 3, 2005 to Charles J. Novak in respect of the above-referenced filing. On behalf of Integrated Surgical Systems, Inc. (the “Company”), we herewith set forth the responses of the Company to the comments contained in your letter. For your convenience, the text of each comment directly precedes the response thereto.

     As discussed with you, the Company is simultaneously filing all of its delinquent filings for 2005 and 2006 with the Securities and Exchange Commission (the “Commission”). The Company wishes to avoid filing an amendment to its 2004 Form 10-KSB principally because, for the reasons set forth in response to the comments below, the Company does not believe that modification of the 2004 10-KSB would result in disclosure that investors would reasonably wish to consider in the “mix” of information available concerning the Company.

1.

In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a reasonably detailed description of management’s specific viable plans intended to mitigate the effect of such conditions and management’s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. You should describe the plan in both the management’s discussion and analysis of liquidity and the notes to the financial statements. Refer to Regulation S-B Item 303.

Angela J. Crane
April 13, 2007

Response:

The Company previously suspended its operations in June 2005 as a result of lack of sufficient financial resources. On August 4, 2006, as disclosed in a Form 8-K filed with the Commission on August 8, 2006, the Company entered into a definitive asset purchase agreement and other related agreements pursuant to which the Company agreed to sell substantially all of its assets to Novatrix Biomedical, Inc. in exchange for $4 million and additional loan financing. Accordingly, at the present time, the Company believes that any uncertainties concerning its ability to continue as a going concern are substantially mitigated by the aforementioned pending transaction. Nevertheless, the Company will include appropriate “going concern” language in its Form 10-KSB for the fiscal year ended December 31, 2006 as well as relevant disclosure concerning the pending transaction.

2.

We note your statement that the chief executive officer and chide financial officer have concluded that the company’s disclosure controls and procedures are effective “except as described.” Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response:

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective, and were effective for the fiscal year ended December 31, 2006. The 2006 Form 10-KSB will disclose such conclusions. Accordingly, the Company does not believe that amending the 2004 10-KSB to further explain non-effective disclosure controls and procedures in 2004 would be relevant to investors.

Angela J. Crane
April 13, 2007

3.

Please explain the accounting for the liquidation proceedings for Innovative Machines International, S.A. Is the liquidation complete? If not, when do you anticipate completion? Will this significantly impact your financial statements? Please advise.

Response:

The liquidation proceedings in respect of Innovative Machines International, S.A. were completed in the fourth quarter of 2003, when the Company recorded a loss on disposal of this subsidiary of $1,516,519. There was no impact on the Company’s financial statements for the fiscal years ended December 31, 2004, 2005 or 2006, as the subsidiary and the related transactions were completed in 2003.

As requested in your letter, the Company hereby acknowledges the following:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Angela J. Crane
April 13, 2007

Very truly yours,

SNOW BECKER KRAUSS P.C.

By: /s/ David R. Fishkin David R. Fishkin

cc:    Dr. Ramesh C. Trivedi
         Charles J. Novak
         David Adams;
         Jack Becker, Esq.